

Mail Stop 4720

May 3, 2016

Via E-mail
Julio Patricio Supervielle
Chief Executive Officer and Chairman of the Board
Grupo Supervielle S.A.
Bartolomé Mitre 434, 5th Floor
C1036AAH Buenos Aires
Republic of Argentina

> **Re: Grupo Supervielle S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 15, 2016**
> **File No. 333-208880**

Dear Mr. Supervielle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please revise the over-allotment statement to clarify the amounts from the Company and from selling shareholders. Make similar revisions to the Underwriting section.

Exhibit Index

2.   We note that you have filed a short-form tax opinion with this amendment. However, a description of law is insufficient for the purposes of satisfying Item 601(b)(8) of Regulation S-K. Please direct counsel to file a long-form tax opinion covering the specific material foreign tax consequences applicable to purchasers in this offering and consenting to the discussion of its opinion in the prospectus. Alternatively, please revise your disclosure under the heading "Material Argentine Tax Considerations" beginning on

page 329 to name counsel and clearly identify and articulate the opinion being rendered, and then direct counsel to file a revised short-form opinion stating clearly that the disclosure in this section of the prospectus is its opinion. Please refer to Staff Legal Bulletin No. 19, available on our website, for further guidance.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Andrés de la Cruz, Esq.